NEWS RELEASE

EMX Royalty Announces Filing of Annual Report and 2020 Results

Vancouver, British Columbia, March 31, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the filing of its 2020 annual report Form 40-F, which includes the audited financial statements for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission ("SEC") on EDGAR (www.sec.gov). EMX has also filed its Annual Information Form (AIF), audited Financial Statements (FS), and Management's Discussion and Analysis (MD&A) for 2020 with Canadian securities regulators on SEDAR (www.sedar.com). The Company's Form 40-F, AIF, audited FS, and MD&A are also available on EMX's website at www.EMXroyalty.com under the heading "Investors". Shareholders may receive a printed copy of the Company's complete Financial Statements, or its complete Annual Information Form, free of charge, upon request to the Corporate Secretary at Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

HIGHLIGHTS FOR 2020

Financial Update

All dollar amounts in this news release are CDN unless otherwise noted.

  EMX ended the twelve-month period at December 31, 2020 ("YE20") with a balance sheet including cash and cash equivalents of $52,418,000, investments, strategic investments and loans receivable valued at $26,126,000, and no debt.
  EMX had revenue of $7,199,000 which includes royalty income, other property income including income from the sale or option of property interests and management fees, and interest and dividends earned on cash and investment balances. Included in revenues was $3,756,000 for the fair value of equity positions received on sale and option of property interests. Revenues for YE20 increased compared to YE19 with an increase in option and other property and dividend income offset by a decrease in interest income.
  Royalty generation costs totaled $16,392,000 of which the Company recovered $7,962,000 from partners.
  General and administrative expenses totaled $5,172,000 which includes $2,360,000 in salaries and consultants, $944,000 in administrative costs, $968,000 in professional fees, $222,000 in transfer agent and filing fees, $74,000 in travel, and $604,000 in investor relations costs.
  For the year, the Company had a net loss from operations of $9,623,000 and an after-tax loss of $6,007,000. Other items affecting financial results in 2020 include $1,226,000 in depletion and depreciation costs, share-based payments of $1,994,000 in general and administration costs (additional $1,127,000 in royalty generation costs), and adjustments to deferred income tax assets and foreign exchange of $2,113,000 and $177,000 respectively. In FY20, EMX recorded a significant gain of $6,162,000 related to fair value changes of its investments and other equity holdings. The foreign exchange adjustment was a direct result of holding USD cash and net assets denominated in USD.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Operational Update

EMX's royalty and mineral property portfolio totals over 200 projects on five continents (see Figure 1). The following discussions summarize the work conducted in 2020, as well as subsequent events in 2021, by the Company and its partners.

  In the western U.S., EMX received provisional payments of approximately US$977,000 from the sale of 555 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. At the Gold Bar South royalty property in Nevada, operator McEwen Mining Inc. disclosed first time open pit constrained reserves as part its Gold Bar Mine feasibility study.

On the royalty generation portfolio front, EMX optioned four gold projects in Nevada and Idaho, and two porphyry copper projects in Arizona. Also in Nevada, Ridgeline Minerals Corp. completed an IPO and earned 100% interest in the Selena and Swift Carlin-type gold projects, with EMX retaining NSR royalty interests and an equity position in Ridgeline. In the southwestern U.S., programs funded by partner South32 advanced eleven Arizona porphyry-copper projects through the EMX-South32 Regional Strategic Alliance ("RSA"). In Q4, South32 renewed the RSA with EMX for another two years, and as a subsequent event, South32 elected three RSA properties as Designated Projects with the execution of three separate option agreements. As partnered properties were advanced, the Company's royalty generation programs added new gold and copper projects to the portfolio by staking open ground. Partner funded programs totaled more than $13,500,000 in expenditures.

  EMX substantially grew the royalty and mineral asset portfolio in Canada by purchasing 60 properties located in the Superior geologic province of Ontario and Quebec for $3 million, with 52 projects optioned to third parties, of which 39 include provisions for NSR royalty interests. A second portfolio of royalty and property interests was purchased for $800,000, paid as 50% cash and 50% EMX shares, for four properties (i.e., Gullrock Lake, Duchess, Red Lake, and Tilly) in Ontario's Red Lake mining district. Both portfolios are generating cash flow to EMX from option payments, which are supplemented by share-based payments. Payments from EMX's portfolios in Canada totaled $570,000 during 2020 including cash and the fair value of equity payments received.
  EMX completed the acquisition of 18 royalty properties within productive metallogenic belts of northern Chile from Revelo Resources Corp. for US$1,162,000. Of that amount, US$369,907 was applied to fully repay EMX for an outstanding loan due from Revelo. Subsequently, Revelo sold eight of the copper projects to Pampa Metals Corporation. As a subsequent event, through a business combination, Revelo became a wholly owned subsidiary of Austral Gold Limited, with Austral now controlling five EMX royalty properties. Five royalty properties are controlled by other operators. The Company's portfolio in Chile is comprised of NSR royalties ranging from 0.5% to 2% covering porphyry copper, IOCG, and epithermal gold-silver deposits.
  In Serbia, operator Zijin Mining Group Co. Ltd. continued aggressive development of the Timok Project's Upper Zone Cukaru Peki copper-gold deposit which is covered by an EMX 0.5% NSR royalty. Initial production from the Upper Zone is expected to be in the second quarter of 2021. Zijin's Lower Zone porphyry copper-gold resource project is also covered by the Company's 0.5% NSR royalty. As a subsequent event, EMX filed on SEDAR a Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" authored by Mineral Resource Management LLC.

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  In Fennoscandia, the Company sold or optioned thirteen projects to four different junior exploration companies during 2020. The deals involved provisions for share equity, advance royalty payments, and NSR royalty interests in the projects to EMX's benefit. Partner companies continued to advance EMX's royalty properties with field programs including geochemical and geophysical surveys, geological mapping, and drilling campaigns. EMX is a leading explorer and holder of mineral rights in the region and maintained aggressive royalty generation programs in Sweden, Norway, and Finland. This work resulted in the acquisition and advancement of a variety of new gold, base metal and "battery-metal" (nickel-copper-cobalt-gold-PGE) projects that are available for partnership. As well, royalty purchase opportunities were identified, with EMX acquiring a 2% NSR royalty covering Palladium One's Kaukua palladium-platinum deposit in Finland. At the Viscaria development project in Sweden, which is a previous EMX royalty acquisition, an updated copper-iron D-Zone resource estimate was completed by operator Copperstone Resources AB.

As events subsequent to December 31, 2020 EMX: a) optioned three projects in Norway and two projects in Sweden, to Martin Laboratories EMG Limited ("MLE") for an equity interest in MLE, work commitments, a retained 2.5% NSR royalty on each project, and other consideration including annual advance royalty and milestone payments, and b) executed a definitive agreement with Gold Line Resources Ltd. ("GLR") and Agnico Eagle Mines Limited, by which GLR can acquire a 100% interest in Agnico's Oijärvi gold project in Finland and the Solvik gold project in Sweden for staged payments comprised of cash as well as shares of GLR and shares of EMX. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased by EMX for US$1,000,000, with EMX receiving additional share and cash payments from GLR as reimbursement for the EMX shares issued to Agnico over the course of the agreement.

  In Australia, the Company optioned the Queensland Gold project to Many Peaks Gold Pty Ltd for cash payments, work commitments, a retained royalty interest, annual advance royalty and milestone payments, as well as other consideration to EMX's benefit. At the Koonenberry royalty property, "reef" hosted gold targets were advanced with drilling, geochemical sampling, and bulk sampling programs conducted by the owner and operator of the project. The Company also added a new project to the portfolio with the license granted for the Yarrol intrusion-related gold property, which is now available for partnership.
  In Turkey, EMX has been advised by the new operator of the Balya lead-zinc-silver royalty property that ongoing development and resource delineation programs are expected to provide initial production royalties later in 2021. Pre-production payments from EMX's other royalty properties in Turkey were suspended due to COVID-19, as well as permitting and administrative issues.
  EMX invested US$3.79 million in Ensero Holdings Inc., an environmental services company focused on mine remediation and reclamation, for dividend and other payments totaling US$8.54 million over seven years, and a 7.5% equity interest in Ensero. EMX and Ensero also formed a strategic alliance that leverages a combination of EMX's knowledge of historical mining districts in the U.S. and Canada with Ensero's mine reclamation expertise. Payments from Ensero totaled US$154,000 for the year.
  At year end, EMX had a 19.9% equity interest (18.9% on a fully diluted basis) in Rawhide Acquisition Holding LLC ("RAH"), a privately held Delaware company that owns the Rawhide gold-silver mining operation. RAH advised EMX that 24,687 ounces of gold and 162,039 ounces of silver were sold at average prices of US$1,602/oz gold and US$18.90/oz silver during 2020. This yielded US$42.6 million in total revenue, which after costs and deductions, resulted in a net loss before tax of US$1,170,000 to RAH. EMX's RAH investment did not produce ordinary dividend payments during the year due to this underperformance relative to forecasts. EMX, as well as other RAH investors, are actively engaged with RAH management to evaluate ways to optimize production and define additional resources. Subsequent to December 31, 2020 the Company increased its interest in RAH by making an additional investment of US$1,250,000.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Corporate Update

  EMX has been closely monitoring developments regarding the novel coronavirus pandemic ("COVID-19") for over a year now, with a focus on the jurisdictions in which the Company operates. The worldwide spread of COVID-19 has resulted in governments implementing measures to curb the spread of the virus. EMX has developed and implemented COVID-19 prevention, monitoring, and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates.

EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19, and assess and mitigate the risks to business continuity. Although significant restrictions have been implemented (e.g., travel restrictions, etc.), management has adapted to the situation and continued to advance the Company's business initiatives. Initially this consisted of work-from-home protocols, but has now evolved to having our field programs up-and-running with our in-country based staff.

  Bullion Monarch Mining Inc ("Bullion"), a wholly owned subsidiary of the Company, continued advancing litigation against Barrick Goldstrike Mines, Inc. and subsidiary entities for non-payment of royalties from properties in the Carlin Trend, Nevada that are subject to an area of interest. The litigation is being pursued in Nevada state courts. Bullion is advancing the case towards the trial phase. The Company will provide additional information as it becomes available.

OUTLOOK

EMX ended 2020 with $52.4 million in cash, $16.7 million in tradable securities, and $8.9 million in strategic investments. Our strong balance sheet combined with increasing revenues, particularly through option and property payments, has allowed the Company to expand our mineral property footprint in the western U.S., Sweden, Norway, and Australia, as well as to make key acquisitions in new jurisdictions including Canada, Chile, and Finland. In addition to executing our organic royalty generation and royalty acquisition strategies, we also deployed capital into strategic investments that include the Rawhide gold-silver mining operation in Nevada and Ensero Solutions Inc., an environmental remediation and mine reclamation company. Our counterparties continue spending and building value across our portfolio of early to advanced staged exploration projects, as well as funding mine development work on EMX's royalty properties at Balya in Turkey and Timok in Serbia.

Looking towards 2021, we already see similar progress being made in the growth of our royalty generation portfolio and strong concurrent deal flow. While we will continue to evaluate entry into promising new jurisdictions, most of our focus will remain on augmenting our royalty footprint in core regions, with particular emphasis on North America and Fennoscandia. Our counterparties spent well over $20 million in 2020 exploring our projects, and we anticipate similar or greater levels of expenditures in 2021. We will continue to augment our royalty generation with sensible royalty purchases. Despite the strong secondary market for royalty sales, EMX has been able to secure attractively valued royalty purchases, such as the acquisition of the Kaukua royalty in Finland where a significant palladium-platinum discovery appears to be in the works.

Important progress has also been achieved at Zijin's Timok Project in Serbia, which is a top tier copper-gold development project, where commercial production is anticipated to start in mid-2021 and should pay on EMX's 0.5% NSR royalty for years to come. Similarly, it appears that the Balya lead-zinc-silver 4% NSR royalty property will realize initial, sustained production late in 2021. Finally, the Leeville royalty in Nevada continues to generate cash flow to EMX, with the Company anticipating at least 10 years of ongoing royalty payments, and remaining optimistic that royalty production will eventually increase due to the exploration and development successes of Nevada Gold Mines.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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The Company's diversified and resilient combination of revenues from royalties, pre-production payments, and strategic investments puts us on a solid footing for 2021. EMX is well funded to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on the United States, Canada, South America, Haiti, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia, Fennoscandia, Turkey, and Australia.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. See www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Figure 1. EMX's royalty and mineral property portfolio.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com